EXHIBIT 99.1

Satellos to Participate in Upcoming Investor Conferences

TORONTO, Oct. 21, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage company developing potentially life-improving medicines to treat degenerative muscle diseases, today announced that management will participate in the following investor conferences in November.

Guggenheim 3rd Annual Healthcare Innovation Conference
Date: Monday, Nov. 9, 2026
Fireside Chat: 9:30 a.m. ET
Location: Boston, MA
Webcast

Jefferies Global Healthcare Conference
Date: Nov. 18-19, 2026
Location: London, United Kingdom

Members of the Satellos leadership team will be available for one-on-one investor meetings during both conferences. A replay of the fireside chat will be available in the Events & Presentations section of the Company's website following the events.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment for Duchenne muscular dystrophy (DMD) in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. Following FDA clearance of an Investigational New Drug (IND) application, a Phase 2 clinical trial of forazapadin in adults with facioscapulohumeral muscular dystrophy (FSHD) is expected to begin in the fourth quarter of 2026. The company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for forazapadin, including a potential accelerated approval pathway; anticipated benefits to patients from forazapadin; the enrollment in, advancement and timing of results of forazapadin through clinical trials, including the BASECAMP, TRAILHEAD and TRAVERSE clinical trials, and the timing of release of related clinical trial data; the potential of Satellos’ approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; Satellos' technologies and drug development plans; and Satellos’ expectation for broader use of International Nonproprietary Name in future scientific, regulatory and corporate communications. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward looking statements, the Company has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com